Exhibit 3.1.2

CERTIFICATE OF CHANGE OF REGISTERED OFFICE OF

CHINA BIOLOGIC PRODUCTS, INC.

China Biologic Products, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is China Biologic Products, Inc.

2. The registered office of the corporation in the State of Delaware is changed to 850 New Burton Road, Suite 201, Dover, County of Kent, DE 19904. The name of the registered agent at such address upon whom process against this corporation may be served is National Corporate Research, Ltd.

3. The foregoing change to the registered office was adopted by a resolution of the board of directors of the corporation.

IN WITNESS WHEREOF, China Biologic Products, Inc. has caused this Certificate of Change of Registered Office to be signed by a duly authorized officer of the corporation, as of November 1, 2016.

By:	/s/ Xiaoying Gao
Name:	Xiaoying Gao
Title:	Chief Executive Officer